March 27, 2009

Mr. Anthony W. Thompson
Chairman and Chief Executive Officer
TNP Strategic Retail Trust, Inc.
1900 Main Street, Suite 700
Irvine, CA 92614

      Re: TNP Strategic Retail Trust, Inc.
              Amendment 2 to Registration Statement on Form S-11
              Filed March 10, 2009
              File No. 333-154975

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Investment Strategy, Objectives and Policies, page 38

1.   We note your response to comment 6 of our letter dated January 16, 2009. Please include in the prospectus your response that discusses the reasonable basis for your statement that the demand for real property in the Western United States will continue to grow, even though the U.S. economy is currently experiencing a downturn.

Prior Performance Summary, page 68

2.   You disclose that on December 19, 2008, TNP Vulture Fund VIII, LLC sold a
        45.47% interest in VF Carson, LLC to an affiliate, TNP SLI Green Building
        Fund, LP for an aggregate purchase price of $5,000,000 and that VF Carson LLC
        is the sole owner of an eleven story building located at 302 E. Carson, Las Vegas,
        Nevada. You also disclose in Table VI on page II-5 that this property was
        purchased on October 3, 2008. Thus, we note that TNP Vulture Fund VIII, LLC
        held 100% of this property for only three months. Please tell us the business
        purpose of the sale of the 45.47% interest in the property. To the extent that
        adverse business developments or conditions played a factor in the sale, please
        expand your disclosure on page 69 as required by Industry Guide 5.

                                        # # # #

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        You may contact Jessica Barberich, Assistant Chief Accountant, at (202) 551-
3782 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions
regarding comments on the financial statements and related matters. Please contact
Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any
other questions.

                                                Sincerely,

                                                Tom Kluck
                                                Legal Branch Chief

cc: Rosemarie A. Thurston, Esq.
        Alston & Bird LLP
        Via facsimile (404) 253-8447